                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year end 12/31/2000

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQURIED)

For the transition period from _____________ to _____________

Commission file number 000-26335
                       ---------

              TEAM FINANCIAL, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                              TEAM FINANCIAL, INC.
                              8 WEST PEORIA STREET
                               PAOLA, KANSAS 66071

                          INDEPENDENT AUDITORS' REPORT

To the Plan Advisory Committee of the
Team Financial, Inc. Employees' Stock
Ownership Plan of Team Financial, Inc:

We have audited the accompanying statements of net assets available for plan benefits of the Team Financial, Inc. Employees' Stock Ownership Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2000, 1999, and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Team Financial, Inc. Employees' Stock Ownership Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years ended December 31, 2000, 1999, and 1998, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
------------

June 1, 2001

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

                                                                    2000           1999
                                                                 ----------     ----------
Assets:
     Cash                                                        $   36,689        718,765
     Investments, at fair value:
          Common stocks:
               Team Financial, Inc.                               8,751,967     10,996,506
               Other                                                675,094        672,007
          U. S. government agency obligations                       200,289        295,065
     Interest and dividends receivable                              119,775         68,613
                                                                 ----------     ----------

                    Net assets available for plan benefits       $9,783,814     12,750,956
                                                                 ==========     ==========


See accompanying notes to financial statements.

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

              For the years ended December 31, 2000, 1999, and 1998

                                                           2000              1999              1998
                                                       ------------      ------------      ------------
Additions to net assets attributed to:
     Depreciation in fair value of investments         $ (2,496,650)       (2,943,050)         (655,238)
     Dividend income                                        257,372           269,730           364,021
     Contributions from employer                            340,500           300,244           542,574
     Interest income                                         26,574            49,749                49
     Transfers from other plan                               53,910         1,245,161                --
                                                       ------------      ------------      ------------

          Net additions                                  (1,818,294)       (1,078,166)          251,406
                                                       ------------      ------------      ------------

Deductions from net assets attributed to:
     Distributions to participants                        1,148,826         3,007,172         1,422,022
     Interest expense                                            --            25,245            96,356
     Administrative expenses                                     22            14,890                --
                                                       ------------      ------------      ------------

          Total deductions                                1,148,848         3,047,307         1,518,378
                                                       ------------      ------------      ------------

          Decrease in net assets available for
            plan benefits                                (2,967,142)       (4,125,473)       (1,266,972)

Net assets available for plan benefits:
     Beginning of year                                   12,750,956        16,876,429        18,143,401
                                                       ------------      ------------      ------------

     End of year                                       $  9,783,814        12,750,956        16,876,429
                                                       ============      ============      ============


See accompanying notes to financial statements.

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

     On June 21, 1999, Team Financial, Inc. (Team Financial) completed an initial public offering of its common stock. As part of the initial public offering, the Team Financial, Inc. Employees' Stock Ownership Plan (the
     Plan) sold 300,000 shares of Team Financial stock. Net proceeds of $3,139,000 were used to repay debt and to reinvest in other common stock investments.

     GENERAL

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America, and present net assets available for plan benefits and changes in those net assets. Dividend income is accrued on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

     INCOME TAXES

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated April 19, 2001, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan, as amended.

     ADMINISTRATIVE EXPENSES

     The majority of the costs of administering the Plan are paid by the Company.

     USE OF ESTIMATES

     The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.


                                       4                             (Continued)

(2)  MERGER

     In December 1999, Team Financial acquired ComBankshares, Inc. and its wholly owned subsidiary, Community Bank. In conjunction with the acquisition, ComBankshares, Inc. Employee Stock Ownership Plan was merged into the Plan. The total assets transferred to the Plan at fair value were $1,245,161, consisting primarily of 3,465 shares of ComBankshares common stock which was exchanged for 102,330 shares of Team Financial common stock. During 2000, the Plan received assets of $53,910 in connection with the final settlement of the merger with Community Bank's Employee Stock Ownership Plan.

(3)  INVESTMENT POLICY AND CONTRIBUTIONS

     Contributions to fund the Plan are determined by Team Financial's Board of Directors. Contributions may be made in cash, common stock, or other investments as determined by the Board of Directors. Team Financial may make a contribution up to 15% of the compensation paid to participating employees during the Plan year. Pursuant to certain limitations set forth in the Internal Revenue Code, Team Financial may contribute additional amounts of up to 10% of the total compensation of all participants to apply to a principal repayment on the borrowings incurred for the purpose of acquiring common stock, and/or an amount without limitation if it is to be applied to the repayment of interest on borrowings incurred for the purpose of acquiring common stock.

     During 2000, Team Financial contributed 45,600 shares of Team Financial common stock to the Plan. The fair value of these shares totaled $340,500 at the date of contribution.

     The Plan does not permit contributions by participants.

(4)  PROVISIONS OF THE PLAN

     All employees are eligible to become participants of the Plan on the January 1 or July 1 following the later of six months of employment or age nineteen.

     With limited exceptions, an employee must complete 1,000 hours of service during the Plan year and must be employed by the employer on the last day of the Plan year to be entitled to an allocation of Team Financial contributions. Contributions are allocated based upon vesting percentages as shown below:

                                                        PERCENT
                              YEARS OF                 OF VESTED
                              SERVICE                  INTEREST
                         -----------------             --------
                         Less than 3 years               -- %
                         3 years                         20
                         4 years                         40
                         5 years                         60
                         6 years                         80
                         7 years or more                100
                                                       ====


                                       5                             (Continued)

     Participants are eligible for benefit distributions following death, disability, retirement, or other termination of employment. When a participant's employment is terminated because of retirement, permanent disability, or death, then, unless the participant elects otherwise, the distributions of the participant's account must commence not later that one year after the close of the Plan year in which the event occurs. When a participant's employment is terminated for any other reason, the form of the distribution depends on the balance in the participant's account. If the vested balance is less than $5,000, the Plan will distribute that amount, in a lump sum, in the Plan year following the Plan year in which the participant terminates. If the vested account balance exceeds $5,000, then, unless the participant elects otherwise, the Plan will generally commence distributions of such amount in the Plan year following the date of termination. Distributions may be in a lump sum or installments. Generally, the portion of a participant's account invested in Team Financial common stock will be distributed in the form of Team Financial common stock, and the remaining portion of the participant's account will be distributed at the participant's election, either in the form of Team Financial common stock or cash. Additionally, vested benefits may be paid to a participant if the participant reaches age sixty or if the participant reaches age fifty-five and has participated in the Plan for at least ten years.

     Forfeitures are allocated to the account of each participant in the same manner as Company contributions.

(5)  INVESTMENTS

     The Plan's investments are stated at fair value. Prior to the initial public offering of Company common stock, fair value was determined based upon results of an independent appraisal. Subsequent to the initial public offering, fair value is determined by quoted market prices.

     The following presents the investment that represented 5% or more of the Plan's net assets:

                                                               2000                1999
                                                            ----------          ----------
               Team Financial, Inc. common stock            $8,751,967          10,996,506
                                                            ==========          ==========

     The investment in Team Financial common stock represents approximately 32% and 30% of the outstanding common stock of Team Financial at December 31, 2000 and 1999, respectively.

     During 2000, 1999, and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                               2000                1999               1998
                                                            -----------         ----------          --------
               U. S. government agency obligations          $     4,286             (4,935)               --
               Common stock                                  (2,500,936)        (2,938,115)         (655,238)
                                                            -----------         ----------          --------

                                                            $(2,496,650)        (2,943,050)         (655,238)
                                                            ===========         ==========          ========


                                       6                             (Continued)

(6)  RECONCILIATION TO FORM 5500

     At December 31, 1999, the Plan had dividends receivable of $61,092 from Team Financial. This amount is presented herein as a component of net assets in the accompanying financial statements, but is excluded from the Form 5500.

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2000 and 1999:

                                                               2000                1999
                                                            ----------          ----------
               Net assets available for benefits per
                 the financial statements                   $9,783,814          12,750,956
               Dividends receivable                                 --             (61,092)
                                                            ----------          ----------

               Net assets available for benefits per
                 the Form 5500                              $9,783,814          12,689,864
                                                            ==========          ==========

     The following is a reconciliation of dividend income per the financial statements to the Form 5500 for the year ended December 31, 2000 and 1999:

                                                                   2000           1999
                                                                 --------       -------
               Dividend income per the financial statements      $257,372       269,730
               Dividends receivable at December 31, 1999           61,092       (61,092)
                                                                 --------       -------

               Dividend income per the Form 5500                 $318,464       208,638
                                                                 ========       =======


                                       7                             (Continued)

                                                                      SCHEDULE 1

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000

                                                                                   FAIR             HISTORICAL
  UNITS                         DESCRIPTION OF INVESTMENT                          VALUE               COST
---------      ----------------------------------------------------------       ----------          ---------
               Common stock:
1,250,281        Team Financial, Inc.*                                          $8,751,967          5,634,140
    1,000        Abbot Laboratories                                                 48,438             37,775
      600        America Online, Inc.                                               20,880             40,702
       50        Avaya, Inc.                                                           515              2,019
      500        Bristol Myers Squibb Company                                       36,969             37,192
    1,066        Citigroup, Inc.                                                    54,432             39,906
      400        Clorox Company                                                     14,200             16,614
    1,000        Cisco Systems, Inc.                                                38,250             35,926
      400        EMC Corporation                                                    26,600             14,344
      500        Fannie Mae                                                         43,375             33,976
      750        Gillette Company                                                   27,094             28,203
      700        Intel Corporation                                                  21,043             28,309
      500        Coca-Cola Company                                                  30,468             24,694
      600        Lucent Technologies, Inc.                                           8,100             34,856
      700        McDonalds Corporation                                              23,800             31,007
      400        Merck & Co., Inc.                                                  37,450             30,872
      300        Microsoft Corporation                                              13,013             27,333
      400        Nokia                                                              17,400             19,240
    1,050        Pfizer, Inc.                                                       48,300             32,960
      500        SBC Communications, Inc.                                           23,875             25,131
      800        AT&T Corporation                                                   13,800             36,044
    1,000        Walgreen Corporation                                               41,813             27,108
      525        MCI WorldCom, Inc.                                                  7,383             29,712
      896        Exxon Mobile Corporation                                           77,896             66,535
                                                                                ----------          ---------

                         Total common stock                                     9,427,061           6,334,598
                                                                                ----------          ---------

               U. S. government agency obligations:
  100,000        Federal Home Loan Mortgage Corp., 7.05%                           100,219            100,000
  100,000        Federal Home Loan Mortgage Corp., 7.16%                           100,070            100,000
                                                                                ----------          ---------

                         Total U. S. government agency obligations                 200,289            200,000
                                                                                ----------          ---------

                         Total assets held for investment purposes              $9,627,350          6,534,598
                                                                                ==========          =========

* Team Financial, Inc. is a party-in-interest to the Plan.


See accompanying independent auditors' report.


                                       8                             (Continued)

                                                                      SCHEDULE 2

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 2000

                                                                                                CURRENT
                                                                 EXPENSE                       VALUE OF
                                                                 INCURRED                      ASSET ON
                                                                  WITH            COST          TRANS-
      DESCRIPTION                  PURCHASE        SELLING        TRANS-           OF           ACTION           NET
       OF ASSETS                     PRICE          PRICE        ACTIONS          ASSET          DATE           GAIN
------------------------           --------       ---------      -------        ---------      ---------      -------
Cash                               $794,718       3,584,182           --        4,378,900      4,378,900           --
Team Financial, Inc.
  common stock                      785,500         602,577           --        1,066,595      1,388,077      321,482
                                   ========       =========      =======        =========      =========      =======


See accompanying independent auditors' report.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

Dated June 28, 2001

/s/ CAROLYN S. JACOBS
---------------------
Carolyn S. Jacobs, Treasurer and ESOP Advisory Committee Member